EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Twelve Months Ended January 3, 2015
Fixed charges:

Interest expense*	$148
Estimated interest portion of rents	40

Total fixed charges	$188

Income:

Income from continuing operations before income taxes	$853
Fixed charges	188
Eliminate pretax income of Finance group	(21)

Adjusted income	$1,020

Ratio of income to fixed charges	5.43

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.